UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

GOLD RESERVE INC.
(Name of Subject Company (Issuer))

GOLD RESERVE INC.
(Name of Filing Persons (Offeror))

5.50% Senior Subordinated Convertible Notes due 2022
(Title of Class of Securities)

38068N AB4
(CUSIP Number of Class of Securities)

Rockne J. Timm
Chief Executive Officer
Gold Reserve Inc.
926 West Sprague Ave., Suite 200
Spokane, Washington 99201
(509) 623-1500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Albert G. McGrath, Jr.
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX 75201

Tel. (214) 978-3000
Fax. (214) 978-3099

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,080,000	$123.77

*	Calculated solely for purposes of determining the filing fee. The amount represents the principal amount of the 5.50% Senior Subordinated Convertible Notes due 2022 to which this offer relates.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

EXPLANATORY NOTE

This Amendment Number 6 (“Amendment No. 6”) amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 18, 2012 by Gold Reserve Inc., a company incorporated under the laws of Yukon, Canada (“GR” or the “Company”)  (as amended and supplemented, the “Schedule TO”). This Amendment No. 6 is being filed solely to announce the final results of the Offer to holders of the  Company’s 5.50% Senior Subordinated Convertible Notes due 2022 issued by the Company on May 18, 2007 (the “Notes”).

All information in the previously filed Schedule TO, including all schedules and annexes thereto,  is hereby expressly incorporated by reference in this Amendment No. 6 in response to all items required in the Schedule TO, except that such information is hereby amended to the extent provided for herein.

This Amendment No. 6 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

Item 4.	Terms of the Transaction

Item 4(a) of Schedule TO is hereby amended and supplemented by adding the following thereto:

On November 27, 2012, the Company issued a press release announcing the final results of the Offer, which expired at 11:59 pm, New York City time, on November 23, 2012. The full text of the Company’s press release, relating to the announcement of the final results of the Offer, is filed herewith as Exhibit (a)(5)(R) and is incorporated herein by reference.

Item 12.  Exhibits.

Exhibit No.	Description

(a)(1)(A)	Notice of Offer to Holders of its 5.50% Senior Subordinated Convertible Notes due 2022, dated September 18, 2012, as amended October 29, 2012

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Form of Notice of Withdrawal

(a)(1)(D)	Supplement to Offer, dated November 8, 2012

(a)(1)(E)	Second Supplement to Offer, dated November 16, 2012*

(a)(5)(A)	Press Release issued by GR on September 18, 2012

(a)(5)(B)	Press Release issued by GR on October 17, 2012

(a)(5)(C)	Press Release issued by GR on October 29, 2012

(a)(5)(D)	Press Release issued by GR on November 6, 2012

(a)(5)(E)	Press Release issued by GR on November 16, 2012

(a)(5)(F)	Press Release issued by GR on November 27, 2012*

(b)	Not applicable

(d)(1)

Indenture, dated May 18, 2007, by and among GR, and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007

(d)(2)

Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR–Merger Corp filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(3)

Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998 filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(4)

Restated Articles of Incorporation of the Company filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form  S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(5)

Bylaws of the Company filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(6)

Form of Certificate for the Company’s Class A common shares filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(7)

Form of Certificate for the Unit Share filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(8)

Shareholder Rights Plan Agreement, as amended, of the Company (including form of Rights Certificate) filed as Exhibit 99.1, Appendix C of the Company’s Form 6-K filed with the SEC on May 14, 2009 and incorporated by reference herein

(d)(9)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of Rockne J. Timm and A. Douglas Belanger filed as Exhibit (e)(1) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein

(d)(10)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of James P. Geyer, Robert A. McGuinness, Mary E. Smith, and David P. Onzay filed as Exhibit (e)(2) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(11)	Gold Reserve Inc. Equity Incentive Plan filed as Exhibit 3.2 to the Company’s Form 20-F (File No. 001-31819) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(12)

Gold Reserve Inc. Venezuelan Equity Incentive Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-152883) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(13)	Gold Reserve KSOP filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 29, 2007 and incorporated by reference herein†

(d)(14)	Gold Reserve Inc. Director and Employee Retention Plan filed as Exhibit (e)(6) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(15)	Notice of Grant of Stock Options and Option Agreement filed as Exhibit 10.1 to the Company’s Form 10-Q (File No. 001-31819) filed with the SEC on August 12, 2011 and incorporated by reference herein†

(d)(16)	First Amendment to Shareholder Rights Plan Agreement filed as Appendix B to the Company’s Proxy Statement/Information Circular filed with the SEC on June 1, 2012 and incorporated herein by reference

(d)(17)

Subordinated Note Restructuring Agreement dated May 25, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K (File No. 001-31819) filed with the SEC on May 30, 2012 and incorporated by reference herein

(d)(18)

Amended and Restated Subordinated Note Restructuring Agreement dated July 3, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K (File No. 001-31819) filed with the SEC on July 5, 2012 and incorporated by reference herein

(d)(19)

Second Amended and Restated Subordinated Note Restructuring Agreement dated September 13, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on September 18, 2012 and incorporated by reference herein

(g)	Not applicable

(h)	Not applicable

* Filed herewith

† Management contract or compensatory plan or arrangement

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLD RESERVE INC.

By:	/s/ Rockne J. Timm
Name: Rockne J. Timm
Title: Chief Executive Officer

Dated:  November 27, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Notice of Offer to Holders of its 5.50% Senior Subordinated Convertible Notes due 2022, dated September 18, 2012, as amended October 29, 2012

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Form of Notice of Withdrawal

(a)(1)(D)	Supplement to Offer, dated November 8, 2012

(a)(1)(E)	Second Supplement to Offer, dated November 16, 2012*

(a)(5)(A)	Press Release issued by GR on September 18, 2012

(a)(6)(A)	Press Release issued by GR on October 17, 2012

(a)(5)(C)	Press Release issued by GR on October 29, 2012

(a)(5)(D)	Press Release issued by GR on November 6, 2012

(a)(5)(E)	Press Release issued by GR on November 16, 2012

(a)(5)(F)	Press Release issued by GR on November 27, 2012*

(b)	Not applicable

(d)(1)

Indenture, dated May 18, 2007, by and among GR, and The Bank of New York Mellon, as successor in interest to The Bank of New York, as Trustee and the Co-Trustee named therein, incorporated by reference to Exhibit 7.1 to GR’s Registration Statement on Form F-10 (File 333-142944) filed with the U.S. SEC on May 14, 2007

(d)(2)

Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR–Merger Corp filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(3)

Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998 filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(4)

Restated Articles of Incorporation of the Company filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form  S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(5)

Bylaws of the Company filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(6)

Form of Certificate for the Company’s Class A common shares filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(7)

Form of Certificate for the Unit Share filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-68061) filed with the SEC on November 27, 1998 and incorporated by reference herein

(d)(8)

Shareholder Rights Plan Agreement, as amended, of the Company (including form of Rights Certificate) filed as Exhibit 99.1, Appendix C of the Company’s Form 6-K filed with the SEC on May 14, 2009 and incorporated by reference herein

(d)(9)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of Rockne J. Timm and A. Douglas Belanger filed as Exhibit (e)(1) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein

(d)(10)

Form of Change of Control Agreement entered into by and among Gold Reserve Inc., Gold Reserve Corporation and, individually, each of James P. Geyer, Robert A. McGuinness, Mary E. Smith, and David P. Onzay filed as Exhibit (e)(2) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(11)	Gold Reserve Inc. Equity Incentive Plan filed as Exhibit 3.2 to the Company’s Form 20-F (File No. 001-31819) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(12)

Gold Reserve Inc. Venezuelan Equity Incentive Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (Registration No. 333-152883) filed with the SEC on April 3, 2006 and incorporated by reference herein†

(d)(13)	Gold Reserve KSOP filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 29, 2007 and incorporated by reference herein†

(d)(14)	Gold Reserve Inc. Director and Employee Retention Plan filed as Exhibit (e)(6) of the Company’s Schedule 14D-9 filed with the SEC on December 30, 2008 and incorporated by reference herein†

(d)(15)	Notice of Grant of Stock Options and Option Agreement filed as Exhibit 10.1 to the Company’s Form 10-Q (File No. 001-31819) filed with the SEC on August 12, 2011 and incorporated by reference herein†

(d)(16)	First Amendment to Shareholder Rights Plan Agreement filed as Appendix B to the Company’s Proxy Statement/Information Circular filed with the SEC on June 1, 2012 and incorporated herein by reference

(d)(17)

Subordinated Note Restructuring Agreement dated May 25, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K (File No. 001-31819) filed with the SEC on May 30, 2012 and incorporated by reference herein

(d)(18)

Amended and Restated Subordinated Note Restructuring Agreement dated July 3, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K (File No. 001-31819) filed with the SEC on 5, 2012 and incorporated by reference herein

(d)(19)

Second Amended and Restated Subordinated Note Restructuring Agreement dated September 13, 2012 filed as Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on September 18, 2012 and incorporated by reference herein

(g)	Not applicable

(h)	Not applicable

* Filed herewith

† Management contract or compensatory plan or arrangement

Exhibit (a)(5)(F)

NR-12-15

Gold Reserve Announces Final Results of Restructuring of 5.50%

Senior Subordinated Convertible Notes due 2022

SPOKANE, WASHINGTON, November 27, 2012

Gold Reserve Inc. (TSX VENTURE:GRZ) (NYSE-MKT:GRZ) (the “Company”) is pleased to announce today the results of the restructuring of its 5.50% Senior Subordinated Convertible Notes due 2022 (the “Notes”). The Company restructured approximately $101.3 million of its $102.3 million total Notes for $33.8 million in cash, $42.2 million in equity (representing 12,412,501 common shares at $3.40 per share), $25.3 million in new two-year Modified Notes (5.5% yield and convertible into common shares under certain circumstances at $4.00 per share) and a Contingent Value Right (“CVR”) to be distributed pro-rata to the participating Note holders totaling 5.468% of any award or settlement of the Company’s ICSID arbitration.

In the second quarter 2012, pursuant to the terms of the Indenture which gave Note holders the right to require the Company to purchase all or a portion of their Notes, holders elected to surrender an aggregate of $16.9 million of the Notes to the Company for cash. Concurrently, the Company announced a restructuring agreement (the “Restructuring Agreement”) with its three largest Note holders, who held approximately 88% of the outstanding Notes and in the third quarter, the next largest Note holder became a party to the Restructuring Agreement bringing the total Notes subject to the Restructuring Agreement to approximately 98.7% of the Notes outstanding. In the third quarter, management also offered the same restructuring terms to the holders of the remaining 1.3% of the Company’s outstanding Notes (the “Other Note Holders”).

Doug Belanger, President stated “The Board and management are pleased that with this transaction we minimized to the extent practicable shareholder dilution, significantly reduced the Company’s interest cost and created positive equity going forward. This transaction is good for all stakeholders in that it rationalizes the capital structure of the Company, with greater certainty going forward.”

The offer to the Other Note Holders representing approximately 1.3% or $1,080,000 in aggregate principal amount of Notes to participate in the restructuring transaction that had been agreed to with the four largest Note holders expired at 11:59 p.m., Eastern Time, on Friday, November 23, 2012. As of November 26, 2012, Notes in the aggregate amount of $38,000 were tendered by the Other Note Holders. In accordance with the terms of the offer, the Company has accepted all of the tendered Notes.

The Company’s four largest Note holders will receive, in the aggregate, $16,875,000 in cash ($15,439,500 was previously paid in July 2012), 12,406,913 shares of the Company’s Class A common stock ($42,183,500 at $3.40 per share), $25,308,000 principal amount of Modified Notes and 5.465% Contingent Value Right. The Other Note Holders will receive, in the aggregate, $12,000 in cash, 5,588 shares of the Company’s Class A common stock ($19,000 at $3.40 per share), $7,000 principal amount of Modified Notes and .003% Contingent Value Right.

After the restructuring, $1,042,000 million principal amount of existing Notes, $25,315,000 million principal amount of Modified Notes, 5.468% Contingent Value Right and approximately 72,711,709 shares of Class A common stock will be issued and outstanding.

The terms and conditions of the Offer to the Other Note Holders were set forth in the Tender Offer Statement filed on Schedule TO, and the letter of transmittal and the related offer materials filed as exhibits, which were filed with the Securities and Exchange Commission on September 18, 2012, as amended and supplemented.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Further information regarding the Company can be located at www.goldreserveinc.com,

www.sec.gov and www.sedar.com.

Company Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

  "Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."